# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Inseego Corp., CIK 0001022652
CUSIP: 45782B302
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 9710 SCRANTON ROAD, SUITE 200, SAN DIEGO, California (CA), 92121
Date of event which requires filing of this statement: 10/01/2026
Filed by CIK 0002157862
Persons authorized to receive notices and communications: Nokia Solutions & Networks Oy, Karakaari 7, Espoo, Finland (H9), 02610, 358 10 448 4900

## Reporting persons
- Nokia Solutions and Networks Oy (CIK 0002157862): type of reporting person: other (OO); citizenship or place of organization: Finland (H9); source of funds: other (OO); sole voting power 0; shared voting power 2,721,196; sole dispositive power 0; shared dispositive power 2,721,196; aggregate amount beneficially owned 2,721,196 (14.2% of the class)
- Nokia Corporation (CIK 0000924613): type of reporting person: other (OO); citizenship or place of organization: Finland (H9); source of funds: other (OO); sole voting power 0; shared voting power 2,721,196; sole dispositive power 0; shared dispositive power 2,721,196; aggregate amount beneficially owned 2,721,196 (14.2% of the class)
  Comment: Nokia Corporation is the ultimate beneficial owner of Nokia Solutions and Networks Oy, the direct holder of the securities reported herein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Inseego Corp.
Address of issuer's principal executive offices: 9710 SCRANTON ROAD, SUITE 200, SAN DIEGO, California (CA), 92121
Comment:
Explanatory Note:
This Schedule 13D is being filed by the Reporting Persons (as defined in item 2(a) below) to report an acquisition of beneficial ownership of common stock, par value $0.001 per share (the "Common Stock"), of Inseego Corporation (the "Issuer") in connection with the transactions contemplated by the Asset Purchase Agreement (the "Purchase Agreement") and the Subscription Agreement (the "Subscription Agreement"), each entered into on April 30, 2026 by and between the Issuer and Nokia Solutions and Networks Oy.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Nokia Corporation and Nokia Solutions and Networks Oy (each a "Reporting Person" and collectively, the "Reporting Persons").
Residence or business address: The business address of the Reporting Persons is Karakaari 7 Fl-02610 Espoo, Finland.
Present principal occupation or employment:
Nokia Corporation is a global provider of critical network infrastructure across fixed, mobile and transport networks, delivering the performance and security its customers need to meet the demands of an AI-enabled future. Nokia's solution offerings combine hardware, software and services, as well as licensing of intellectual property, including patents, technologies and the Nokia brand.

Nokia Solutions and Networks Oy is a global provider of critical network infrastructure across fixed, mobile and transport networks, delivering the performance and security its customers need to meet the demands of an AI-enabled future. Nokia's solution offerings combine hardware, software and services.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Nokia Corporation is a public limited liability company incorporated under the laws of the Republic of Finland.

Nokia Solutions and Networks Oy is a private limited liability company incorporated under the laws of the Republic of Finland.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On April 30, 2026, the Issuer and Nokia Solutions and Networks Oy entered into an Asset Purchase Agreement (the "Purchase Agreement") and concurrently entered into a Subscription Agreement (the "Subscription Agreement"). On October 1, 2026, the Issuer and Nokia Solutions and Networks Oy completed the transactions contemplated by the Purchase Agreement and Subscription Agreement ("Closing").

At Closing, pursuant to the terms of the Purchase Agreement, the Issuer purchased substantially all of the assets (the "Purchased Assets") comprising Nokia Solutions and Networks Oy's fixed wireless access business (the "FWA Business") from Nokia Solutions and Networks Oy for a purchase price consisting of (i) 1,163,693 shares Common Stock, (ii) warrants to purchase an aggregate of 521,139 shares of Common Stock, at an exercise price of $4.26 per share (the "PA Warrants") and (iii) the assumption of certain liabilities relating to the FWA Business. The PA Warrants are immediately exercisable for a period of four years following October 1, 2026 and will be exercisable on a cash basis. However, the PA Warrants may not be exercised to the extent the aggregate number of shares of Common Stock beneficially owned by the holder thereof (together with its affiliates) immediately following such exercise would exceed 19.9% of then issued and outstanding shares of Common Stock. The holder, upon notice to the Issuer, may increase or decrease this beneficial ownership limitation to any percentage specified in such notice. Any increase or decrease in the beneficial ownership limitation will not be effective until the 61st (sixty-first) day after such notice is delivered to the Issuer.

Also at Closing, pursuant to the terms of the Subscription Agreement, Nokia Solutions and Networks Oy invested $10,000,000 in the Issuer, for which it received 775,795 shares of Common Stock and warrants to purchase an aggregate of 260,569 shares of Common Stock, at an exercise price of $4.26 per share (the "SA Warrants") and otherwise in substantially the same form as the PA Warrants, except that such SA Warrants are exercisable for cash or on a cashless basis. However, the SA Warrants may not be exercised to the extent the aggregate number of shares of Common Stock beneficially owned by the holder thereof (together with its affiliates) immediately following such exercise would exceed 19.9% of then issued and outstanding shares of Common Stock. The holder, upon notice to the Issuer, may increase or decrease this beneficial ownership limitation to any percentage specified in such notice. Any increase or decrease in the beneficial ownership limitation will not be effective until the 61st (sixty-first) day after such notice is delivered to the Issuer.

The foregoing descriptions of the Purchase Agreement, Subscription Agreement, PA Warrants and SA Warrants do not purport to be complete and are qualified in their entirety by reference to the terms of each of the Purchase Agreement, Subscription Agreement, Form of PA Warrant and Form of SA Warrant, each of which is filed as exhibit to this Schedule 13D and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes. The Reporting Persons intend to continue to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including potentially communicating with the board of directors of the Issuer (the "Board"), members of management or other securityholders of the Issuer, or other third parties, from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical, industry and/or other advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Additionally, the Reporting Persons may from time to time increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors. Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons have beneficial ownership of 2,721,196 shares of Common Stock, which consists of (i) 1,939,488 shares of Common Stock held by Nokia Solutions and Networks Oy, (ii) 521,139 shares of Common Stock issuable upon the exercise of the PA Warrants held by Nokia Solutions and Networks Oy and (iii) 260,569 shares of Common Stock issuable upon the exercise of the SA Warrants held by Nokia Solutions and Networks Oy. Nokia Corporation is the ultimate beneficial owners of Nokia Solutions and Networks Oy and has the power to vote and to dispose or direct the vote and disposition of the Common Stock beneficially owned by Nokia Solutions and Networks Oy.

The percentage of the Reporting Persons' beneficial ownership is approximately 14.2% of the Issuer's total outstanding Common Stock. The percentage was calculated based on (i) 16,420,592 shares of Common Stock outstanding as of July 29, 2026, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 6, 2026, (ii) 1,939,488 shares of Common Stock issued to Nokia Solutions and Networks Oy at Closing, (iii) 521,139 shares of Common Stock issuable upon the exercise of the PA Warrants held by Nokia Solutions and Networks Oy and (iv) 260,569 shares Common Stock issuable upon the exercise of the SA Warrants held by Nokia Solutions and Networks Oy.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate numbers of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition for each Reporting Person are set forth on rows 7 through 10 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Other than as described in this Schedule 13D, the Reporting Persons have not effected any transactions in Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On October 1, 2026, the Issuer and Nokia Solutions and Networks Oy entered into a lock-up agreement (the "Lock-Up Agreement"). Pursuant to the terms of the Lock-Up Agreement, Nokia Solutions and Networks Oy agreed not to transfer any of the Common Stock or the shares of Common Stock underlying the PA Warrants or SA Warrants (collectively, the "Securities"), subject to limited exceptions, for a period of (i) with respect to 50% of each type of the Securities, one year following October 1, 2026 and (ii) with respect to the remaining 50% of each type of the Securities, two years following October 1, 2026.

Also on October 1, 2026, the Issuer and Nokia Solutions and Networks Oy entered into a registration rights agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Issuer agreed to file a registration statement with the U.S. Securities and Exchange Commission within one year of October 1, 2026 in order to effect a registration for the resale by Nokia of the Securities. The Registration Rights Agreement will also grant Nokia Solutions and Networks Oy certain demand and "piggyback" registration rights and will require the Issuer, under certain circumstances, to assist with underwritten offerings for the Securities.

The foregoing descriptions of the Lock-Up Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the terms of each of the Lock-Up Agreement and Registration Rights Agreement, each of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement, dated as of October 1, 2026, by and among Nokia Solutions and Networks Oy and Nokia Corporation.
2. Asset Purchase Agreement, dated as of April 30, 2026, by and between the Issuer and Nokia Solutions and Networks Oy (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on April 30, 2026).
3. Subscription Agreement, dated as of April 30, 2026, by and between the Issuer and Nokia Solutions and Networks Oy (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on April 30, 2026).
4. Purchase Agreement Warrant, dated as of October 1, 2026, by and between the Issuer and Nokia Solutions and Networks Oy (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on October 1, 2026).
5. Subscription Agreement Warrant, dated as of October 1, 2026, by and between the Issuer and Nokia Solutions and Networks Oy (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed on October 1, 2026).
6. Lock-up Agreement, dated as of October 1, 2026, by and between the Issuer and Nokia Solutions and Networks Oy (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on October 1, 2026).
7. Registration Rights Agreement, dated as of October 1, 2026, by and between the Issuer and Nokia Solutions and Networks Oy (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on October 1, 2026).
8. English Translation of Nokia Solutions and Networks Oy Trade Register Extract, evidencing general authority for the signatories to sign on behalf of Nokia Solutions and Networks Oy.
9. English Translation of Nokia Corporation Trade Register Extract, evidencing general authority for the signatories to sign on behalf of Nokia Corporation.

## Signatures
- Nokia Solutions and Networks Oy: /s/ Virtanen Pasi Tapani, Virtanen Pasi Tapani, Authorized Signatory (10/01/2026)
- Nokia Solutions and Networks Oy: /s/ Viljakainen Henna Pauliina, Viljakainen Henna Pauliina, Authorized Signatory (10/01/2026)
- Nokia Corporation: /s/ Virtanen Pasi Tapani, Virtanen Pasi Tapani, Authorized Signatory (10/01/2026)
- Nokia Corporation: /s/ Viljakainen Henna Pauliina, Viljakainen Henna Pauliina, Authorized Signatory (10/01/2026)